FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    August 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

Exhibit 1	Consolidated Financial Statements

Exhibit 2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2008

Exhibit 3	Certification of Chief Executive Officer

Exhibit 4	Certification of Chief Financial Officer

2

EXHIBIT 1

THOMPSON CREEK METALS COMPANY INC.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	Note	June 30 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents		$79.3	$113.7
Accounts receivable		109.3	84.1
Product inventory		117.0	131.3
Material and supplies inventory		38.5	32.9
Prepaid expense and other current assets		3.8	4.6
Income and mining taxes recoverable		–	13.4
		347.9	380.0
Other assets	4(c)	2.0	2.4
Restricted cash	9	13.9	10.0
Reclamation deposits		27.2	26.8
Property, plant and equipment	5	584.8	566.8
Goodwill		122.3	123.7
		$1,098.1	$1,109.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$53.1	$60.4
Acquisition cost payable	13	–	100.0
Income and mining taxes payable		2.8	–
Current portion of long-term debt	7	3.3	67.2
Future income and mining taxes		10.0	6.4
		69.2	234.0
Long-term debt	7	2.1	170.2
Contractual sales obligations	8	8.6	9.7
Severance and other liabilities	9	21.3	20.3
Asset retirement obligations	10	27.4	26.4
Future income and mining taxes		150.2	161.5
		278.8	622.1
Shareholders’ Equity
Common shares	11(a)	494.6	268.1
Common share warrants	11(b)	35.0	35.0
Contributed surplus		33.8	26.5
Retained earnings		237.0	129.8
Accumulated other comprehensive income		18.9	28.2
		819.3	487.6
		$1,098.1	$1,109.7
Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

		Three months ended June 30		Six months ended June 30
		2008	2007	2008	2007
	Note
Revenues
Molybdenum sales		$239.6	$241.3	$489.8	$502.0
Tolling and calcining		4.3	6.5	8.9	13.7
		243.9	247.8	498.7	515.7
Cost of sales
Operating expenses		125.7	127.8	292.3	289.5
Selling and marketing		2.5	3.5	5.0	5.1
Depreciation, depletion and amortization		9.9	12.0	17.6	28.1
Accretion		0.4	0.4	1.1	0.8
		138.5	143.7	316.0	323.5

Income from mining and processing		105.4	104.1	182.7	192.2

Other (income) expenses
General and administrative		5.7	3.7	9.1	6.8
Exploration and development		0.3	2.3	1.3	4.2
Interest and finance fees	14	8.1	9.7	14.8	27.6
Stock-based compensation	12	6.5	5.8	8.2	8.4
Interest income		(0.8)	(2.3)	(1.6)	(4.2)
Other	15	(2.1)	1.9	(2.8)	1.4
		17.7	21.1	29.0	44.2

Income before income and mining taxes		87.7	83.0	153.7	148.0

Income and mining taxes (recoverable)	16
Current		25.5	34.0	51.0	71.8
Future		1.8	(7.8)	(4.5)	(28.3)
		27.3	26.2	46.5	43.5

Net income		$60.4	$56.8	$107.2	$104.5

Net income per share	17
Basic		$0.52	$0.51	$0.93	$0.97
Diluted		$0.45	$0.45	$0.82	$0.88

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

		Three months ended June 30		Six months ended June 30
		2008	2007	2008	2007
	Note
Operating Activities
Net income		$60.4	$56.8	$107.2	$104.5
Items not affecting cash:
Depreciation, depletion and amortization		9.9	12.0	17.6	28.1
Accretion		0.4	0.4	1.1	0.8
Amortization of finance fees		4.8	1.6	5.4	6.4
Stock-based compensation		6.5	5.8	8.2	8.4
Future income and mining taxes		1.8	(7.8)	(4.5)	(28.3)
Unrealized gain on derivative instruments		(2.4)	(0.6)	(1.4)	(1.4)
Change in non-cash working capital	19	(18.5)	(67.8)	(7.3)	(13.1)
Cash generated by operating activities		62.9	0.4	126.3	105.4

Investing Activities
Property, plant and equipment		(20.5)	(3.0)	(28.6)	(5.6)
Deferred stripping costs		(10.1)	(8.8)	(12.9)	(15.6)
Restricted cash		(1.5)	(1.0)	(3.9)	(1.4)
Reclamation deposit		(0.3)	(0.2)	(0.5)	(0.8)
Acquisition cost		–	–	(100.0)	–
Cash used in investing activities		(32.4)	(13.0)	(145.9)	(23.4)

Financing Activities
Proceeds from issuance of common shares, net		223.4	38.5	223.8	43.7
Repayment of long-term debt		(220.0)	(50.3)	(237.4)	(133.5)
Cash generated by (used in) financing activities		3.4	(11.8)	(13.6)	(89.8)

Effect of exchange rate changes on cash and cash equivalents		(2.1)	4.3	(1.2)	4.1

Increase (decrease) in cash and cash equivalents		31.8	(20.1)	(34.4)	(3.7)

Cash and cash equivalents, beginning of period		47.5	114.5	113.7	98.1
Cash and cash equivalents, end of period		$79.3	$94.4	$79.3	$94.4

Supplementary cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Shareholders’ Equity

(US dollars in millions – Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Common Shares
Balance, beginning of period	$268.7	$216.1	$268.1	$210.8
Proceeds from equity issue	230.3	31.9	230.3	31.9
Proceeds from exercise of stock options	5.3	6.3	5.7	8.4
Transferred from contributed surplus on exercise of options	2.5	3.0	2.7	3.7
Proceeds from exercise of warrants	–	0.3	–	3.4
Transferred from warrants on exercise of warrants	–	0.1	–	0.4
Issue costs	(12.2)	–	(12.2)	(0.9)
Balance, end of period	$494.6	$257.7	$494.6	$257.7
Common Share Warrants
Balance, beginning of period	$35.0	$35.1	$35.0	$35.4
Transferred to common shares on exercise of warrants	–	(0.1)	–	(0.4)
Balance, end of period	$35.0	$35.0	$35.0	$35.0
Contributed Surplus
Balance, beginning of period	$28.4	$16.9	$26.5	$15.0
Amortization of fair value of employee stock options	7.1	5.8	9.1	8.4
Transferred to common shares on exercise of options	(2.5)	(3.0)	(2.7)	(3.7)
Stock-based compensation tax adjustment	0.8	–	0.9	–
Balance, end of period	$33.8	$19.7	$33.8	$19.7
Retained Earnings (Deficit)
Balance, beginning of period	$176.6	$20.2	$129.8	$(27.5)
Net income	60.4	56.8	107.2	104.5
Balance, end of period	$237.0	$77.0	$237.0	$77.0
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$17.0	$(10.1)	$28.2	$(9.6)
Foreign currency translation adjustments	1.9	14.2	(9.3)	13.7
Balance, end of period	$18.9	$4.1	$18.9	$4.1
Shareholders’ Equity, end of period	$819.3	$393.5	$819.3	$393.5

Consolidated Statements of Comprehensive Income

(US dollars in millions – Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net income	$60.4	$56.8	$107.2	$104.5
Foreign currency translation adjustments	1.9	14.2	(9.3)	13.7
Comprehensive income	$62.3	$71.0	$97.9	$118.2

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

1.	Description of Business

Thompson Creek Metals Company Inc. (“Thompson Creek” or “the Corporation”) is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility (roasting and processing) in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia.

In addition to its active mining and processing operations, the Corporation is permitting the Davidson molybdenum property (“Davidson Project”), located in British Columbia.

2.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”). All financial figures are presented in US dollars unless otherwise stated.

These unaudited interim consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:

•	Thompson Creek Metals Company USA
•	Langeloth Metallurgical Company LLC
•	Thompson Creek Mining Co.
•	Cyprus Thompson Creek Mining Company
•	Thompson Creek Mining Ltd.
•	Blue Pearl Mining Inc.

These unaudited interim consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine.

All intercompany accounts and transactions have been eliminated on consolidation.

3.	Accounting Changes and Accounting Policy Developments

Accounting Changes

a)	Financial Instrument and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”.

Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure (see Note 20 and Note 21).

b)	Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, “Inventories”. This new standard replaces the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. Key requirements of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. The adoption of this standard did not have any impact on the Corporation’s financial statements.

Accounting Policy Developments

a)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Corporation is currently assessing the impact that the adoption of this standard will have on its financial statements.

b)	Convergence with International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.

4.	Derivative Financial Instruments

a)	Forward Currency Contracts

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At June 30, 2008, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$24.0 million at an average rate of US$0.99 (December 31, 2007 – Cdn$21.0 million at an average rate of US$1.04).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was a liability of $0.1 million at June 30, 2008 (December 31, 2007 – liability of $0.6 million). This liability has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the three month period ended June 30, 2008, a gain of $2.2 million has been included in other expense on the Corporation’s consolidated statements of income related to these contracts (2007 – $0.6 million gain). For the six month period ended June 30, 2008, a gain of $1.5 million has been included in other expense related to these contracts (2007 – $1.1 million gain).

b)	Embedded Derivatives

The Corporation enters into agreements to purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bi-furcated and separately recorded. Changes to the fair value of the embedded derivative are included in the determination of net income. At June 30, 2008, the fair value of these embedded derivatives was a liability of $0.1 million (December 31, 2007 – $0.3 million). For the three month period ended June 30, 2008, a gain of $0.7 million has been included in operating expenses on the Corporation’s consolidated statements of income (2007 – $13.2 million loss). For the six month period ended June 30, 2008, a gain of $0.2 million has been included in operating expenses (2007 – $13.2 million loss).

c)	Forward Sales Contracts

The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at June 30, 2008 cover the period 2008 to 2011. At June 30, 2008, certain contracts have a positive mark-to-market value totaling $2.0 million which has been included in other assets on the Corporation’s consolidated balance sheets (December 31, 2007 – $2.4 million). In addition, certain contracts have a negative mark-to-market value totalling $7.8 million which has been included in severance and other liabilities on the Corporation’s consolidated balance sheets (December 31, 2007 – $9.5 million) (see Note 9). For the three month period ended June 30, 2008, a gain of $1.5 million related to these forward sales contracts has been included in molybdenum sales on the Corporation’s consolidated statements of income (2007 – $1.1 million loss). For the six month period ended June 30, 2008, a gain of $1.3 million related to these forward sales contracts has been included in molybdenum sales (2007 – $8.9 million loss).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

5.	Property, Plant and Equipment

(US$ in millions)	June 30 2008	December 31 2007
Mining properties	$325.4	$333.2
Mining equipment	168.6	150.1
Processing facilities	102.3	101.0
Deferred stripping costs	47.1	34.2
Construction in progress	20.4	6.2
Development properties	2.6	2.3
Other	0.5	0.5
	666.9	627.5
Less: Accumulated depreciation, depletion and amortization	(82.1)	(60.7)
	$584.8	$566.8

The following table summarizes activity related to stripping costs that have been deferred:

(US$ in millions)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Balance, beginning of period	$35.0	$6.9	$33.8	$–
Costs deferred	10.1	8.8	12.9	15.6
Amortization of previously deferred costs	(1.6)	–	(3.2)	–
Balance, end of period	$43.5	$15.7	$43.5	$15.6

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

6.	Joint Venture

Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The following tables present a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

(US$ in millions)	June 30 2008	December 31 2007
Assets
Current assets	$81.1	$68.5
Property, plant and equipment, net	$291.5	$287.9
Goodwill	$42.3	$43.5
Other long-term assets	$4.4	$4.5
Liabilities
Current liabilities	$17.1	$6.7
Other liabilities	$100.4	$103.2

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Revenue	$61.7	$46.1	$117.0	$97.7
Cost of sales	$18.8	$17.9	$39.8	$42.5
Income before income and mining taxes	$42.0	$24.6	$77.4	$51.3
Cash flows
Operating	$49.9	$38.4	$81.8	$72.5
Investing	$(17.6)	$(0.3)	$(20.9)	$(0.4)
Financing	$–	$–	$–	$–

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

7.	Long-term Debt

Long-term debt consists of:

(US$ in millions)	June 30 2008	December 31 2007
First Lien	$–	$236.1
Equipment loans	5.4	6.7
	5.4	242.8
Less: Finance fees	–	(5.4)
	5.4	237.4
Less: Current portion	(3.3)	(67.2)
	$2.1	$170.2

In June 2008, the Corporation made payments totaling $219.4 million to fully settle remaining amounts owing on its First Lien credit facility. In connection with the repayment of the First Lien credit facility, the Corporation expensed the remaining $4.4 million in deferred finance fees.

The Corporation’s equipment loans are collateralized by mining equipment and are scheduled to mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. At June 30, 2008, the one-month LIBOR rate applicable to this facility was 2.46% (December 31, 2007 – 4.60%).

8.	Contractual Sales Obligations

On acquisition of Thompson Creek Metals Company USA, the Corporation acquired a contractual agreement to sell up to 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at June 30, 2008, the Corporation had recorded a liability of $8.6 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with an offsetting adjustment to molybdenum sales in the determination of net income.

In the three month period ended June 30, 2008, $0.6 million of this liability has been realized and released to molybdenum sales in the determination of net income (2007 – $0.1 million). In the six month period ended June 30, 2008, $1.1 million of this liability has been realized and included in molybdenum sales in the determination of net income (2007 – $0.1 million).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

9.	Severance and Other Liabilities

Severance and other liabilities consist of:

(US$ in millions)	June 30 2008	December 31 2007
Severance and retention liability	$13.5	$10.8
Forward sales contracts (Note 4(c))	7.8	9.5
	$21.3	$20.3

The Corporation maintains an employee severance and retention program for certain individuals employed by Thompson Creek USA. As at June 30, 2008, the Corporation had recorded a liability of $13.5 million related to this program (December 31, 2007 – $10.8 million). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants’ salaries. The trust fund assets totalled $13.3 million at June 30, 2008 (December 31, 2007 – $10.0 million) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets.

10.	Asset Retirement Obligations

The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, Endako Mine and Davidson Project:

(US$ in millions)	Thompson Creek Mine	Endako Mine	Davidson Project	Total
At December 31, 2006	$20.9	$4.9	$0.2	$26.0
Adjustments to acquisition value	0.8	0.2	–	1.0
Revisions to expected cash flows	(2.2)	(0.9)	–	(3.1)
Accretion	1.4	0.3	–	1.7
Reclamation spending	–	(0.1)	–	(0.1)
Foreign exchange	–	0.9	–	0.9
At December 31, 2007	20.9	5.3	0.2	26.4
Revisions to expected cash flows	0.5	–	–	0.5
Accretion	0.5	0.2	–	0.7
Foreign exchange	–	(0.2)	–	(0.2)
At June 30, 2008	$21.9	$5.3	$0.2	$27.4

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

11.	Common Share Capital and Common Share Warrants

a)	Common Shares

The following table summarizes common share transactions:

(US$ in millions)	Number of Shares (000’s)	Amount
Balance, December 31, 2006	100,528	$210.8
Options exercised	4,720	22.2
Warrants exercised	5,116	4.1
Private placement	3,000	31.9
Issue costs	–	(0.9)
Balance, December 31, 2007	113,364	268.1
Options exercised	766	8.4
Equity issue	10,915	230.3
Issue costs	–	(12.2)
Balance, June 30, 2008	125,045	$494.6

In June 2008, the Corporation completed an equity financing of 10,914,700 common shares at a price of Cdn$21.50 for net proceeds of $218.1 million.

b)	Common Share Warrants

The following table summarizes common share warrant transactions:

(US$ in millions)	Number of Warrants (000’s)	Amount
Balance, December 31, 2006	29,630	$35.4
Warrants exercised	(5,116)	(0.4)
Warrants expired	(8)	–
Balance, December 31, 2007 and June 30, 2008	24,506	$35.0

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

12.	Stock-based Compensation

The Corporation uses the fair value method of accounting for stock-based compensation and recognized an expense of $6.5 million and $8.2 million for the three and six month periods ended June 30, 2008, respectively, (2007 – $5.8 million and $8.4 million, respectively,) for its stock-based compensation plan. The stock-based compensation expense recorded in each period includes costs related to option awards made during the period as well as the amortization of costs of prior period awards that did not vest at the grant date.

Options awarded by the Corporation have a term of five years and vest at the time of award or over a period of two years. The fair value of stock options granted was computed using the Black-Scholes option pricing model and the following weighted-average assumptions for the periods noted:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Number of options granted	1,080,000	965,000	1,105,000	1,465,000
Expected life (years)	4.4	5.0	4.4	5.0
Risk-free interest rate	3.1%	4.2%	3.1%	4.1%
Expected volatility	50.4%	45.7%	50.4%	45.6%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Exercise price	Cdn$23.10	Cdn$17.33	Cdn$23.00	Cdn$15.01
Fair value of options granted	Cdn$9.83	Cdn$7.91	Cdn$9.81	Cdn$6.65

The following table summarizes the status and changes of the stock-option plan:

	Options Outstanding (000’s)	Weighted- average Exercise Price per Option (Cdn$)
Balance, December 31, 2006	9,651	$5.28
Options granted	2,565	$17.47
Options exercised	(4,720)	$3.50
Balance, December 31, 2007	7,496	$10.57
Options granted	1,105	$23.00
Options exercised	(766)	$7.50
Balance, June 30, 2008	7,835	$12.63

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

13.	Commitments and Contingencies

The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 4)a)).

The Corporation has committed to sell a certain amount of production at a defined price that may be less than market (see Note 4)c) and Note 8).

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at June 30, 2008, the Corporation had commitments to purchase approximately 5.4 million pounds of molybdenum, including approximately 2.6 million pounds in the balance of 2008 and 1.4 million pounds in each of 2009 and 2010.

As at June 30, 2008, the Corporation had commitments related to the purchase of major mill equipment for the Endako mill expansion of approximately $49.6 million. These purchases are anticipated to be made over the next two year period.

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

14.	Interest and Finance Fees

(US$ in millions)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Interest expense	$3.3	$8.1	$9.4	$18.7
Finance fees	4.8	1.6	5.4	6.4
Debt prepayment premium	–	–	–	2.5
	$8.1	$9.7	$14.8	$27.6

In connection with the repayment of the First Lien credit facility in June 2008 (see note 7), the Corporation expensed the remaining $4.4 million in deferred finance fees.

15.	Other Expense and (Income)

(US$ in millions)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Loss (gain) on foreign exchange	$0.3	$2.6	$(1.2)	$2.5
Gain on derivative instruments	(2.2)	(0.6)	(1.6)	(1.4)
Sundry	(0.2)	(0.1)	–	0.3
	$(2.1)	$1.9	$(2.8)	$1.4

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

16.	Income and Mining Taxes

(US$ in millions)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Current income and mining taxes	$25.5	$34.0	$51.0	$71.8
Future income and mining taxes recoverable	1.8	(7.8)	(4.5)	(28.3)
	$27.3	$26.2	$46.5	$43.5

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

(US$ in millions)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Income before income and mining taxes	$87.7	$83.0	$153.7	$148.0
Combined Canadian federal and provincial income tax rates	31.00%	34.12%	31.00%	34.12%
Income taxes based on above rates	$27.2	$28.3	$47.6	$50.5
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	3.6	2.7	6.1	4.4
Provincial and state mining taxes	4.2	2.5	7.8	5.2
Withholding taxes	0.2	–	0.3	–
Non-deductible expenses	1.7	0.9	3.4	1.6
Non-taxable income	(0.6)	–	(1.0)	–
Depletion allowance	(8.3)	(7.6)	(15.2)	(17.2)
Change in valuation allowance	0.6	0.3	0.6	0.9
Impact of reduction in tax rates on future income and mining taxes	–	–	(2.6)	–
Other	(1.3)	(0.9)	(0.5)	(1.9)
Income and mining taxes	$27.3	$26.2	$46.5	$43.5

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

17.	Net Income per Share

(US$ in millions)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net income	$60.4	$56.8	$107.2	$104.5

Basic weighted-average number of shares outstanding (000’s)	116,902	111,224	115,180	107,258
Effect of dilutive securities
Common share warrants	14,214	11,539	13,119	7,714
Stock options	2,751	4,094	2,780	3,817
Diluted weighted-average number of shares outstanding (000’s)	133,867	126,857	131,079	118,789

Net income per share
Basic	$0.52	$0.51	$0.93	$0.97
Diluted	$0.45	$0.45	$0.82	$0.88

For the three and six month periods ended June 30, 2008, 1,265,000 and 2,172,000 stock options, respectively, (2007 – 960,000 stock options for both periods) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

18.	Related Party Transactions

Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $65.9 million for the three month period ended June 30, 2008, representing 27.0% of the Corporation’s total revenues for this period (2007 – $46.5 million and 18.7%, respectively), and were $120.1 million for the six month period ended June 30, 2008, representing 24.1% of the Corporation’s total revenues for this period (2007 – $92.6 million and 17.7%, respectively). For the three month period ended June 30, 2008, the Corporation recorded management fee income of $0.2 million (2007 – $0.1 million) and selling and marketing costs of $0.4 million (2007 – $0.3 million) from this group of companies. For the six month period ended June 30, 2008, the Corporation recorded management fee income of $0.4 million (2007 – $0.3 million) and selling and marketing costs of $0.8 million (2007 – $0.6 million) from this group of companies. At June 30, 2008, the Corporation’s accounts receivable included $19.3 million owing from this group of companies (December 31, 2007 – $8.9 million).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

19.	Supplementary Cash Flow Information

(US$ in millions)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Change in non-cash working capital:
Accounts receivable	$13.7	$12.7	$(26.1)	$(15.8)
Product inventory	0.8	(53.1)	21.8	7.8
Material and supplies inventory	(1.0)	0.1	(5.9)	–
Prepaid expense and other current assets	0.6	(0.2)	0.7	(0.6)
Income and mining taxes recoverable	–	(11.9)	13.4	(11.9)
Accounts payable and accrued liabilities	(33.7)	28.1	(14.0)	38.4
Income and mining taxes payable	1.1	(43.5)	2.8	(31.0)
	$(18.5)	$(67.8)	$(7.3)	$(13.1)

Cash interest paid	$8.1	$11.4	$13.1	$24.2
Cash income taxes paid	$23.5	$105.4	$33.7	$116.1

			June 30 2008	December 31 2007
Cash and cash equivalents is comprised of:
Cash			$43.7	$77.7
Cash equivalents			35.6	36.0
			$79.3	$113.7

Cash equivalents consist of deposits and money market instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days.

20.	Financial Risk Management

The Corporation’s activities expose it to a variety of financial risks which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

The Corporation enters into foreign exchange forward contracts, molybdenum forward sales contracts, molybdenum purchase contracts and an interest rate cap contract to manage its exposure to fluctuations in foreign exchange, molybdenum prices and interest rates. The Corporation does not trade derivatives.

Foreign Exchange Risk

The US dollar is the functional currency of the majority of the Corporation’s activities. However, the Canadian dollar is the functional currency of the Corporation’s interest in its joint venture operation. The Corporation has potential currency exposures in respect of items denominated in currencies other than the operations’ functional currency. The Corporations foreign exchange exposures include:

•

Transactional exposure on its investment in a Canadian dollar self sustaining operation as molybdenum sales are denominated in US dollars and the majority of operating expenses are in Canadian dollars;

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

•	Translational exposure on its investment in a Canadian dollar self sustaining operation whose net assets are exposed to foreign currency translation risk; and
•	Transactional and translational exposure to Canadian dollar transactions and balances in US dollar functional currency operations.

The Corporation enters into foreign exchange forward contracts to manage these exposures. As at June 30, 2008, the Corporation had forward exchange contracts for Cdn$24.0 million to sell US dollars / buy Canadian dollars at a weighted average exchange rate of US$0.99. All foreign exchange forward contracts are due within the year. As at June 30, 2008, the fair value of these contracts is a liability of $0.1 million.

For the three and six month periods ended June 30, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the Canadian dollar against the US dollar would have an insignificant impact on net earnings and other comprehensive income.

Interest Rate Risk

The Corporation has invested and borrowed at variable rates. Cash and cash equivalents receive interest based on market interest rates. The Corporation’s debt facilities are variable rate facilities based on LIBOR rates. The Corporation has entered into an interest rate cap agreement limiting the LIBOR rate to 6% on a specified amount of the First Lien credit facility.

For the three and six month periods ended June 30, 2008, with other variables unchanged, a 1% change in the LIBOR rate would have an insignificant impact on net earnings. There would be no effect on other comprehensive income.

Commodity Price Risk

The Corporation enters into molybdenum sales contracts where it sells future molybdenum production with fixed prices. These fixed prices may be different than the quoted market prices at the date of sale. The Corporation physically delivers molybdenum under these contracts; however, has chosen not to use the normal usage exemption and therefore treats these contracts as non-financial derivatives. The fair value is recorded on the balance sheet with changes in fair value recorded in revenue. The fair value is calculated using a discounted cash flow based on estimated forward prices. As long-term molybdenum prices are not based on an organized forward market, the Corporation uses the average of molybdenum price forecasts from various metals industry analysts as the estimated forward price.

As at June 30, 2008, the fair value of the Corporation’s fixed forward sales contracts are as follows:

(US$ in millions except per pound amounts)	2008	2009	2010	2011
Fair value – asset	$–	$–	$–	$2.0
Fair value – liability	$4.9	$0.6	$2.3	$–
Molybdenum committed (000’s lb)	857	123	490	416
Average price ($/lb)	$27.52	$25.00	$17.00	$21.00

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

The Corporation also enters into molybdenum purchase agreements with provisional pricing mechanisms where the final prices are determined by quoted market prices subsequent to the date of the purchase. As a result the value of the trade payable changes as the underlying market price changes. This component of the contract is an embedded derivative, which is initially recorded at fair value with subsequent changes in fair value recorded in operating expenses.

As at June 30, 2008, the Corporation’s accounts payable and accrued liabilities included amounts owing related to purchases for 1.1 million pounds of molybdenum with provisional pricing mechanisms. The fair value of the Corporation’s embedded derivative related to these liabilities was a liability of $0.1 million at June 30, 2008. These contracts will mature within the year.

For the three and six month periods ended June 30, 2008, with other variables unchanged, a 10% change in molybdenum price would have an insignificant impact on the change in the fair value of the molybdenum forward sales contracts and the provisionally priced molybdenum purchase contracts. As at June 30, 2008, there would be no effect on other comprehensive income.

Credit Risk

The Corporation is exposed to credit risk from its accounts receivable and its money market investments. Counterparties to money market investments are established financial institutions and governments. The Corporation manages its credit risk from money market investments by establishing approved counterparties and assigning credit limits to each counterparty.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As at June 30, 2008 the Corporation had five customers which owed the Corporation more than $5.0 million each and accounted for approximately 58% of all receivables owing including a $20.2 million balance relating to one customer group. There were a further two customers having balances greater than $3.0 million but less than $5.0 million that accounted for 7% of total receivables. The Corporation’s maximum credit risk exposure is the carrying value of its accounts receivable.

Liquidity Risk

The Corporation manages its liquidity risk by maintaining cash and cash equivalent balances and by utilizing its line of credit. Surplus cash is invested in a range of less than 90 day money market instruments as per the Corporation’s investment policy. As at June 30, 2008, the Corporation had an unutilized line of credit of $22.5 million.

As at June 30, 2008, contractual undiscounted cash flow requirements for financial liabilities, including interest payments are as follows:

(US$ in millions)	2008	2009 to 2011	2012 onward	Total
Accounts payable	$53.1	$–	$–	$53.1
Long-term debt	$5.4	$–	$–	$5.4
Currency contracts	$23.7	$–	$–	$23.7

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

Financial Assets and Liabilities by Category

As at June 30, 2008, the Corporation’s financial assets and liabilities are categorized as follows:

(US$ in millions)	Loans and receivables	Held at fair value	Financial assets and liabilities at amortized cost	Total
Financial Assets
Cash and cash equivalents	$–	$35.6	$43.7	$79.3
Accounts receivable	$109.3	$–	$–	$109.3
Commodity contracts	$–	$2.0	$–	$2.0
Restricted cash	$–	$13.9	$–	$13.9
Reclamation deposits	$–	$27.2	$–	$27.2
Financial Liabilities
Accounts payable and accrued liabilities	$–	$–	$53.1	$53.1
Long-term debt	$–	$–	$5.4	$5.4
Currency and commodity contracts	$–	$7.9	$–	$7.9

Fair Values

Cash equivalents represent money market instruments with maturity less than 90 days and are carried at fair value. The carrying value of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The currency and commodity contracts are derivative instruments and therefore they are carried at their fair value. The carrying amount of the long-term debt is at amortized cost and as it is variable rate debt its carrying value approximates fair value.

As at June 30, 2008, the carrying values and the fair values of the Corporation’s financial assets and liabilities are shown in the following table:

(US$ in millions)	Carrying value	Fair value
Financial Assets
Cash and cash equivalents	$79.3	$79.3
Accounts receivable	$109.3	$109.3
Commodity contracts	$2.0	$2.0
Restricted cash	$13.9	$13.9
Reclamation deposits	$27.2	$27.2
Financial Liabilities
Accounts payable and accrued liabilities	$53.1	$53.1
Long term debt	$5.4	$5.4
Currency and commodity contracts	$7.9	$7.9

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

Pledged Financial Assets

The Corporation has financial assets that are pledged for employee compensation and reclamation obligations. The Corporation maintains a separate trust fund to satisfy its obligation to employees under a severance and retention compensation arrangement. Reclamation deposits are maintained to satisfy the Corporation’s obligation for future reclamation expenditures at its mine sites.

21.	Capital Risk Management

The Corporation defines its capital as follows:

•	Shareholders’ equity;
•	Long-term debt; and
•	Short-term debt.

Capital as defined above as at June 30, 2008 and December 31, 2007 was as follows:

(US$ in millions)	June 30 2008	December 31 2007
Shareholders’ equity	$819.3	$487.6
Long-term debt	5.4	237.4
	$824.7	$725.0

The Corporation’s objectives with regard to its capital are:

•	Maintain adequate capital to operate its business;
•	Optimize debt levels;
•	Comply with financial covenants on outstanding debt; and
•	Incur short-term borrowing only to meet working capital needs.

The Corporation’s capital structure is managed and adjusted as necessary by monitoring economic conditions, debt and equity markets, and changes to the Corporation’s plans. Covenants relating to existing debt are monitored regularly to ensure compliance. Outstanding debt is reviewed from time to time to determine if it contains the most favourable terms available to the Corporation or if the Corporation should reduce the amount outstanding from cash available or new share issues.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

22.	Segment Information

The Corporation has two operating segments, being the mining, milling, roasting and sale of molybdenum products at the Corporation’s US and Canadian operations. Geographic segment information for the three and six month periods ended and as at June 30, 2008 and 2007 is as follows:

Three Months Ended June 30, 2008
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$182.4	$62.2	$(5.0)	$239.6
Tolling and calcining	4.3	–	–	4.3
	186.7	62.2	(5.0)	243.9
Cost of sales
Operating expenses	117.1	13.3	(4.7)	125.7
Selling and marketing	1.7	0.8	–	2.5
Depreciation, depletion and amortization	6.1	3.8	–	9.9
Accretion	0.3	0.1	–	0.4
	125.2	18.0	(4.7)	138.5
Income from mining and processing	$61.5	$44.2	$(0.3)	$105.4

Six Months Ended June 30, 2008
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$378.1	$116.7	$(5.0)	$489.8
Tolling and calcining	8.9	–	–	8.9
	387.0	116.7	(5.0)	498.7
Cost of sales
Operating expenses	267.9	29.1	(4.7)	292.3
Selling and marketing	3.5	1.5	–	5.0
Depreciation, depletion and amortization	10.5	7.1	–	17.6
Accretion	0.9	0.2	–	1.1
	282.8	37.9	(4.7)	316.0
Income from mining and processing	$104.2	$78.8	$(0.3)	$182.7

As at June 30, 2008	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$17.5	$20.9	$–	$38.4
Capital assets	$290.4	$291.5	$2.9	$584.8
Goodwill	$80.0	$42.3	$–	$122.3
Total assets	$628.4	$458.1	$11.6	$1,098.1
Total liabilities	$152.3	$124.5	$2.0	$278.8

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Six Months Ended June 30, 2008

(Unaudited)

Three Months Ended June 30, 2007
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$195.9	$45.4	$–	$241.3
Tolling and calcining	6.5	–	–	6.5
	202.4	45.4	–	247.8
Cost of sales
Operating expenses	116.4	11.4	–	127.8
Selling and marketing	2.8	0.7	–	3.5
Depreciation, depletion and amortization	7.2	4.8	–	12.0
Accretion	0.3	0.1	–	0.4
	126.7	17.0	–	143.7
Income from mining and processing	$75.7	$28.4	$–	$104.1

Six Months Ended June 30, 2007
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$404.7	$97.3	$–	$502.0
Tolling and calcining	13.7	–	–	13.7
	418.4	97.3	–	515.7
Cost of sales
Operating expenses	261.5	28.0	–	289.5
Selling and marketing	3.9	1.2	–	5.1
Depreciation, depletion and amortization	17.5	10.6	–	28.1
Accretion	0.6	0.2	–	0.8
	283.5	40.0	–	323.5
Income from mining and processing	$134.9	$57.3	$–	$192.2

As at June 30, 2007	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$4.2	$0.4	$1.0	$5.6
Capital assets	$344.1	$140.7	$2.6	$487.4
Goodwill	$62.8	$39.9	$–	$102.7
Total assets	$639.2	$237.1	$110.9	$987.2
Total liabilities	$210.8	$66.9	$316.1	$593.8

EXHIBIT 2

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

This discussion and analysis of financial condition and results of operation of Thompson Creek Metals Company Inc. (“Thompson Creek” or the “Corporation”) is prepared as at August 7, 2008, and should be read in conjunction with the unaudited consolidated financial statements of the Corporation and the notes thereto for the three and six months ended June 30, 2008 and with the audited consolidated financial statements of the Corporation and the notes thereto for the year ended December 31, 2007. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 19.

Introduction

Thompson Creek Metals Company Inc. is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation is permitting the Davidson molybdenum property (“Davidson Project”), located in British Columbia.

Second Quarter 2008 Overview

The Corporation’s operating mines performed well through the first half of 2008. Overall production volumes were higher and unit costs were lower than management’s expectations and the Corporation remains on track to achieve its previously announced guidance for 2008. Molybdenum production in the second quarter was up over the first quarter of 2008, with output at the Thompson Creek Mine increasing 10% and the Corporation’s share of Endako Mine production increasing 12%. In addition, molybdenum production was up over the second quarter of 2007, with a 70% increase in output at the Thompson Creek Mine and a 4% increase in the Corporation’s share of Endako Mine production. On a year to date basis, output at the Thompson Creek Mine was up 23% and the Corporation’s share of Endako Mine production was up 12% over the comparative period in 2007.

Operational and financial highlights of the second quarter of 2008 include:

•

Molybdenum production in the second quarter of 2008 improved from the first quarter of 2008 with Thompson Creek Mine producing 4.0 million pounds and the Corporation’s share of the Endako Mine production being 2.2 million pounds.

•

Molybdenum sold in the second quarter of 2008 was 7.3 million pounds, including 2.9 million pounds from the Thompson Creek Mine and 1.9 million pounds from the Corporation’s 75% interest in the Endako Mine, with the remaining sales coming from purchased concentrates that were processed and sold. Volumes sold were lower than the 7.7 million pounds sold in the first quarter of 2008 primarily due to a scheduled maintenance shutdown at the Langeloth facility.

•	The average price realized on molybdenum sales in the second quarter of 2008 was $32.68 per pound.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

•

Revenues for the second quarter of 2008 were $243.9 million, $3.9 million lower than revenues of $247.8 million for the second quarter in 2007. This decline reflects lower sales volume in 2008, partially offset by the effects of stronger realizations on molybdenum sales in the current year period.

•

Net income for the second quarter of 2008 was $60.4 million or $0.52 per basic and $0.45 per diluted common share, compared to $56.8 million or $0.51 per basic and $0.45 per diluted common share in the second quarter of 2007.

•

The Corporation issued 10,914,700 common shares from treasury in the second quarter for net proceeds of $218.1 million. These proceeds were used to retire the remaining $219.4 million in long-term debt incurred for the acquisition of Thompson Creek Metals Company USA.

•

The Endako expansion project commenced detailed engineering and procurement during the second quarter. The expansion will increase the milling capacity at the Endako Mine from the current 28,000 tonnes per day to 50,000 tonnes per day by 2010.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Selected Second Quarter Information

(Unaudited)

(US$ in millions except per pound and per share amounts)		Three months ended June 30	Six months ended June 30
2008		2007	2008	2007
Operations
Molybdenum production from mines (000’s lb) [1]	6,184	4,466	11,773	9,899
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production [1]	4,830	5,079	8,912	12,936
Concentrate purchased, processed and resold	2,500	3,075	6,072	5,704
	7,330	8,154	14,984	18,640
Realized price ($/lb)	$32.68	$29.59	$32.69	$26.93
Weighted-average cash operating expenses ($/lb) [2]	$7.49	$5.66	$8.89	$7.44
Financial
Revenue
Molybdenum sales	$239.6	$241.3	$489.8	$502.0
Tolling and calcining	4.3	6.5	8.9	13.7
	243.9	247.8	498.7	515.7
Cost of sales
Operating expenses	125.7	127.8	292.3	289.5
Selling and marketing	2.5	3.5	5.0	5.1
Depreciation, depletion and amortization	9.9	12.0	17.6	28.1
Accretion	0.4	0.4	1.1	0.8
	138.5	143.7	316.0	323.5
Income from mining and processing	$105.4	$104.1	$182.7	$192.2
Net income	$60.4	$56.8	$107.2	$104.5
Net income per share
- basic	$0.52	$0.51	$0.93	$0.97
- diluted	$0.45	$0.45	$0.82	$0.88
Cash flow provided by operating activities	$62.9	$0.4	$126.3	$105.4
			June 30 2008	December 31 2007
Cash and cash equivalents			$79.3	$113.7
Total assets			$1,098.1	$1,109.7
Total long-term debt			$5.4	$237.4
Total liabilities			$278.8	$622.1
Shareholders’ equity			$819.3	$487.6
Shares outstanding (000’s)			125,045	113,364

[1]	Includes molybdenum produced at Thompson Creek Mine and the Corporation’s share of the Endako Mine production; excludes molybdenum produced from purchased concentrate.
[2]

Weighted-average of Thompson Creek Mine and Endako Mine cash operating expenses for product sold in the period; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek Metals Company USA and excludes amortization of deferred stripping costs. See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Operations Review

Thompson Creek Mine

The following is a summary of the Thompson Creek Mine’s operating and financial results for the three and six month periods ended June 30, 2008 and 2007:

(US$ in millions except per pound amounts)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Operations
Mined (000’s ore tonnes)	2,109	753	5,531	2,322
Milled (000’s tonnes)	2,330	1,885	4,601	3,534
Grade (% molybdenum)	0.091	0.068	0.088	0.089
Recovery (%)	86.93	75.00	86.71	83.30
Molybdenum production (000’s lb)	3,982	2,343	7,613	6,185
Molybdenum sold (000’s lb)	2,928	3,438	5,325	9,182
Realized price ($/lb)	$31.92	$29.32	$31.79	$26.32
Cash operating expenses ($/lb) [1]	$7.83	$5.05	$9.40	$7.43
Financial
Molybdenum sales	$93.5	$100.9	$169.3	$241.6
Cost of sales
Operating expenses	22.9	17.4	50.1	97.8
Selling and marketing	1.4	2.0	2.4	2.8
Depreciation, depletion and amortization	4.4	5.2	6.7	12.6
Accretion	0.3	0.3	0.9	0.6
	29.0	24.9	60.1	113.8
Income from mining and processing	$64.5	$76.0	$109.2	$127.8

[1]	See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

The Thompson Creek Mine produced 4.0 million pounds of molybdenum in the second quarter of 2008 compared to 2.3 million pounds in the second quarter of 2007. Mining activity in the second quarter of 2008 occurred in Phase 6 of the mine and the grade of ore mined was considerably higher than in the prior year period, averaging 0.091% molybdenum over the quarter. In the comparable 2007 quarter, mining activity was transitioning between Phase 5 and Phase 6 and much of the production in this period was from lower grade, stockpiled material with the grade averaging 0.068% molybdenum over the quarter. Higher recoveries and higher throughput also contributed to the increase in volumes produced.

Molybdenum sold from Thompson Creek Mine material was 2.9 million pounds resulting in $93.5 million of sales revenue in the second quarter of 2008. In the comparable quarter of 2007 molybdenum sold was 3.4 million pounds resulting in sales revenue of $100.9 million. Sales volumes in the current quarter are 15% lower than the same quarter in 2007. Inventory was built up in the quarter due to a scheduled maintenance shutdown at the Langeloth facility from mid-April 2008 to mid-May 2008. It is expected that this inventory will be reduced to more usual levels through additional sales in the third quarter of 2008. Realized prices were stronger, averaging $31.92 per pound in the second quarter of 2008, $2.60 per pound or 9% higher than prices realized in the same period last year, mitigating some of the effects of the decrease in sales volume.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Operating expenses in the second quarter of 2008 of $22.9 million were $5.5 million or 32% more than the comparable 2007 quarter as input costs for fuel, grinding media, consumables and labour increased in 2008. Cash operating expenses per pound of $7.83 in the 2008 quarter were $2.78 per pound or 55% higher than the comparative 2007 quarter. The input cost increases listed above and higher-cost opening inventory that was sold during the quarter contributed to the higher unit costs compared to the 2007 quarter. Cash operating costs per pound are trending down over the last three quarters (Q4 2007 - $14.18; Q1 2008 - $11.33; Q2 2008 - $7.83) as access to the core of the Phase 6 ore body improves and as ore grade and recoveries from this material continues to increase.

Depreciation, depletion and amortization expense for the second quarter of 2008 was $4.4 million, $0.8 million or 15% less than the second quarter of 2007. This decrease can primarily be attributed to an increased mineral reserve base established in late 2007.

During the first six months of 2008 Thompson Creek Mine molybdenum production was 7.6 million pounds compared to 6.2 million pounds in comparative period in 2007. The 23% increase in 2008 molybdenum production largely resulted from better recoveries and increased mill operating days. Milling began operating 7 days a week, from the previous 5 days per week, in late April 2007 thus increasing throughput volumes. While ore grades were similar between the periods, during 2007 ore came from Phase 5 that was mostly depleted and ore grades declined over the period as marginal ore was mined and more low-grade stockpiled material was milled. In 2008 ore was mined from the new Phase 6 area and grades have increased over the period as mining moves to the core of the ore body.

Molybdenum sold from Thompson Creek Mine material was 5.3 million pounds resulting in $169.3 million of sales revenue in the first six months of 2008. In the comparable period of 2007 molybdenum sold was 9.2 million pounds resulting in sales revenue of $241.6 million. The 42% decline in sales volume, even though production increased, was a result of significant changes in opening and closing inventories in both periods. In 2007, opening inventory was high and was reduced by period end resulting in sales significantly in excess of production. In 2008, mining lower grade material from the margin of Phase 6 near the end of 2007 limited inventory available at the beginning of 2008. In addition, inventory was built up in the current 2008 period due to the scheduled maintenance shutdown taken in the period at the Langeloth facility. Inventory is expected to be reduced during the third quarter of 2008. Realized prices were stronger, averaging $31.79 per pound in the first six months of 2008, $5.47 per pound or 21% higher than prices realized in the same period last year, mitigating some of the effects of the decrease in volume.

Operating expenses in the first six months of 2008 of $50.1 million were $47.7 million or 49% less than the comparable period in 2007. Much of this decrease can be attributed to a purchase price adjustment of $29.6 million related to inventory acquired on the purchase of Thompson Creek Metals Company USA being included in operating expenses in the first six months of 2007. Lower sales volumes also accounted for a portion of the decrease in total operating expenses. Cash operating expenses per pound of $9.40 in the 2008 period were $1.97 per pound or 27% higher than the comparative 2007 period. Increases in fuel, grinding media, consumables and labour costs accounted for much of the change. Higher-cost opening inventory produced from marginal Phase 6 ore and low-grade stockpiled material was sold in early 2008, contributing to increased cash operating expenses for this period.

Depreciation, depletion and amortization expense for the first six months of 2008 was $6.7 million or 47% less than the first six months of 2007. This decrease can primarily be attributed to an increased mineral reserve base established in late 2007.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Endako Mine

The following is a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for the three and six month periods ended June 30, 2008 and 2007:

(US$ in millions except per pound amounts)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Operations
Mined (000’s ore tonnes)	2,220	1,909	4,027	3,601
Milled (000’s tonnes)	2,114	1,942	3,975	3,713
Grade (% molybdenum)	0.064	0.065	0.067	0.061
Recovery (%)	75.39	76.36	77.07	74.66
Molybdenum production (000’s lb)	2,202	2,123	4,160	3,714
Molybdenum sold (000’s lb)	1,902	1,641	3,587	3,754
Realized price ($/lb)	$32.70	$27.69	$32.53	$25.92
Cash operating expenses ($/lb) [1]	$6.99	$6.92	$8.11	$7.46
Financial
Molybdenum sales	$62.2	$45.4	$116.7	$97.3
Cost of sales
Operating expenses	13.3	11.4	29.1	28.0
Selling and marketing	0.8	0.7	1.5	1.2
Depreciation, depletion and amortization	3.8	4.8	7.1	10.6
Accretion	0.1	0.1	0.2	0.2
	18.0	17.0	37.9	40.0
Income from mining and processing	$44.2	$28.4	$78.8	$57.3

[1]	See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

The Corporation’s share of molybdenum production at the Endako Mine in the second quarter of 2008 was 2.2 million pounds, consistent with the second quarter of 2007. Though the mill throughput increased relative to the prior year period, volumes produced remained static as ore mined in the second quarter of 2008 had a slightly lower grade (0.064% vs. 0.065% molybdenum) and lower recovery (75.39% vs. 76.36%) than ore mined in the prior year period.

Molybdenum sold from Endako Mine material was 1.9 million pounds resulting in $62.2 million of sales revenue in the second quarter of 2008. In the comparable quarter of 2007, molybdenum sold was 1.6 million pounds resulting in sales revenue of $45.4 million. Sales volumes in 2008 were limited due to an inventory build up during the quarter in anticipation of a planned three week maintenance shutdown of the Endako roaster scheduled for July 2008. In addition to the increased volume sold in the current year period, stronger realized prices in the second quarter of 2008, averaging $32.70 per pound or $5.01 per pound and 18% higher than prices realized in the prior year period, contributed to the sales increase.

Operating expenses in the second quarter of 2008 of $13.3 million were $1.9 million or 17% greater than the comparable 2007 quarter, primarily due to higher sales volumes in the current year period and to the effects of marginally higher unit cash operating expenses of $6.99 per pound in the 2008 quarter, $0.07 per pound or 1% higher than for the comparative period in 2007.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Depreciation, depletion and amortization expense for the second quarter of 2008 was $3.8 million or 21% less than the second quarter of 2007. This decrease reflects the effect of an increased mineral reserve base established in late 2007.

The Corporation’s share of molybdenum production at the Endako Mine in the first six months of 2008 was 4.2 million pounds compared to 3.7 million pounds in the comparative period in 2007. Increased production in the current year period reflects increased mill throughput and the processing of ore that had higher grade (0.067% vs. 0.061% molybdenum) and higher recovery (77.07% vs. 74.66%) than ore mined in the prior year period.

Molybdenum sold from Endako Mine material was 3.6 million pounds resulting in $116.7 million of sales revenue in the first six months of 2008. In the comparable period of 2007, molybdenum sold was 3.8 million pounds resulting in sales revenue of $97.3 million. Inventory was built up late in the 2008 period in anticipation of the maintenance shutdown of the Endako Mine roaster scheduled for July 2008 which limited sales during the period. Stronger realized prices in the first six months of 2008, averaging $32.53 per pound, $6.61 per pound or 26% higher than prices realized in the prior year period, contributed to the increase in sales revenues, mitigating the effects of the decrease in volume.

Operating expenses in the first six months of 2008 of $29.1 million were $1.1 million or 4% higher than the comparable period in 2007. This increase reflects the effects of higher unit cash operating expenses for the 2008 period of $8.11 per pound, $0.65 per pound or 9% higher than for the comparative period in 2007, offset in part by the lower sales volumes in the current year period,.

Depreciation, depletion and amortization expense for the first six months of 2008 was $7.1 million or 33% less than the first six months of 2007. This decrease can primarily be attributed to an increased mineral reserve base established in late 2007.

The Endako expansion project was approved during the first quarter of 2008. This project will increase milling capacity to 50,000 tonnes per day from the current 28,000 tonnes per day. Work on the project has now commenced with detailed engineering in progress and orders placed for major mill equipment. The Corporation’s share of the capital costs are expected to be approximately Cdn$280.0 million.

Other Operations

The Corporation operates the Langeloth Metallurgical Facility located near Pittsburgh, Pennsylvania. Operations at Langeloth include roasting of molybdenum sulphide concentrate into molybdenum oxide, upgrading molybdenum oxide to pure sublimed oxide, oxide briquettes, ferromolybdenum, as well as the roasting of other metal products. Langeloth also processes molybdenum and certain other metals for other parties on a tolling, or cost-per-unit processed, basis.

Concentrate produced by the Thompson Creek Mine provides much of the feed source for the Langeloth operation. In addition, molybdenum concentrate is also purchased from third parties for processing at the Langeloth facility. These purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility and to maintain customers with a continuing molybdenum supply, especially in periods when molybdenum produced from the Corporation’s mining operations is lower.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Operating and financial results for Other Operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and exclude product volumes and costs related to the roasting and processing of Thompson Creek Mine concentrate. Langeloth costs associated with roasting and processing of Thompson Creek Mine concentrate are included in Thompson Creek Mine’s operating results.

The following is a summary of Other Operations’ operating and financial results for the three and six month periods ended June 30, 2008 and 2007:

(US$ in millions except per pound amounts)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Operations
Molybdenum sold from purchased concentrate (000’s lb)	2,500	3,075	6,072	5,704
Realized price on molybdenum sold from purchased concentrate ($/lb)	$33.55	$30.89	$33.56	$28.58
Toll roasted and upgraded molybdenum (000’s lb)	1,331	4,192	2,510	8,625
Roasted metal products processed (000’s lb)	5,422	5,868	12,170	12,098
Financial
Molybdenum sales	$83.9	$95.0	$203.8	$163.1
Tolling and calcining	4.3	6.5	8.9	13.7
	88.2	101.5	212.7	176.8
Cost of sales
Operating expenses	89.5	99.0	213.1	163.7
Selling and marketing	0.3	0.8	1.1	1.1
Depreciation, depletion and amortization	1.7	2.0	3.8	4.9
	91.5	101.8	218.0	169.7
Income (loss) from mining and processing	$(3.3)	$(0.3)	$(5.3)	$7.1

Sales of molybdenum processed from purchased concentrate were $83.9 million in the second quarter of 2008, $11.1 million or 12% less than sales for the comparative period in 2007, reflecting the net effect of lower sales volumes and higher prices in the current year period. In the second quarter of 2008, 2.5 million pounds of molybdenum processed from purchased concentrate were sold, down 19% from the amount sold in the comparative period in 2007. This decrease can be attributed to a reduction in purchases of third-party concentrate in the current year period compared to the prior year quarter due to increased production at Thompson Creek Mine. Prices averaged $33.55 per pound in the second quarter of 2008, increasing $2.67 per pound over $30.89 per pound realized in the prior year period.

Revenues from tolling and calcining activities were $4.3 million in the second quarter of 2008, $2.2 million or 34% less than revenues for the comparative period in 2007. The volume of toll roasted and upgraded molybdenum sold decreased by 68% in the second quarter of 2008 compared to the same period in 2007. This decrease was anticipated due to reduced demand for this service as a result of additional roasting capacity in the marketplace. In this same period, the volume of other roasted metal products processed decreased by 8%.

Sales of molybdenum processed from purchased concentrate were $203.8 million in the first six months of 2008, $40.7 million or 25% higher than sales for the comparative period in 2007, reflecting both higher sales volumes and higher prices in the current year period. In the first six months of 2008, 6.1 million pounds of molybdenum processed from purchased concentrate were sold, up 6% from the amount sold in the comparative period in 2007. This increase reflects a high level of purchased

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

concentrate in inventory at the end of fiscal 2007 that was drawn down during the current year period. Prices averaged $33.56 per pound over the first six months of 2008, increasing $4.98 per pound over $28.58 per pound realized in the prior year period.

Revenues from tolling and calcining activities were $8.9 million in the first six months of 2008, $4.8 million or 35% less than revenues for the comparative period in 2007. The volume of toll roasted and upgraded molybdenum decreased by 71% in the first six months of 2008 compared to the same period in 2007. This decrease was anticipated due to reduced demand for this service as a result of additional roasting capacity coming on in the marketplace. The volume of other roasted metal products processed in the current year period was comparable to that processed in the same period of 2007.

Davidson Project

Permitting of the project continued throughout the first six months of 2008. The proposed underground mine has been designed to produce an average of 2,000 tonnes of high-grade ore per day. The main components of the project include: the underground mine, an ore load out facility, a 7.2 kilometre haul road and a water treatment plant and discharge line. It is planned to transport Davidson ore to the mill at the Endako Mine for processing. A detailed feasibility study was completed on the Davidson Project in March 2008 which indicated a capital cost of Cdn$109.0 million and anticipated completion in 2010. The environmental application for the Davidson Project has been submitted to the regulatory authorities. A decision on the application is expected in the first quarter of 2009.

Financial Review

Three Months Ended June 30, 2008

Income Statement

Revenues for the three months ended June 30, 2008 were $243.9 million, down $3.9 million or 2% from $247.8 million for the same period in 2007. This decrease reflects lower molybdenum sales volumes and lower tolling volumes in the current year period. Molybdenum sold in the second quarter of 2008 was 7.3 million pounds, down 10% from 8.2 million pounds sold in the same period in 2007. Sales volumes in the current year period are lower than the same period in 2007 primarily due to a build up of inventory during the period in anticipation of the maintenance shutdown at the Langeloth facility from mid-April 2008 to mid-May 2008 whereas in 2007 inventory was reduced by selling more than was produced. It is expected that the inventory at June 30, 2008 will be reduced through sales during the third quarter of 2008. Stronger pricing in the current year offset the lower volumes sold, with average molybdenum sales realizations in the second quarter of 2008 of $32.68 per pound, $3.09 per pound or 10% higher than prices realized in the second quarter of 2007. The volume of material toll roasted and processed for third parties was down 68% in the second quarter of 2008 relative to the same period in 2007 due to lower demand for these services in the current year period.

Operating expenses for the three months ended June 30, 2008 were $125.7 million, down $2.1 million or 2% from $127.8 million for the same period in 2007. This decrease is primarily due to the 10% lower volume of molybdenum sold in the period but was offset in part by increased operating costs per pound at the mines and increased costs of molybdenum concentrate purchased for processing and resale in the second quarter of 2008 compared to the same period in 2007.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Depreciation, depletion and amortization expense for the three months ended June 30, 2008 was $9.9 million or 18% less than $12.0 million for the second quarter of 2007. This decrease is primarily due to the effects of increased mineral reserve bases established at both of the Corporation’s mines in late 2007.

General and administrative expense for the three months ended June 30, 2008 was $5.7 million, compared to $3.7 million for the same period in 2007. This increase primarily relates to amounts accrued under a staff incentive program and relocation accruals.

Exploration and development expense for the three months ended June 30, 2008 was $0.3 million or $2.0 million less than $2.3 million for the same period in 2007. These expenses relate primarily to Davidson Project costs which vary from period to period according to the type of activity being undertaken. Expenditures incurred in the second quarter of 2008 relate to permitting this project.

Interest and finance fees for the three months ended June 30, 2008 were $8.1 million, down $1.6 million from $9.7 million for the same period in 2007. The current year amount includes a $4.4 million expense for finance fees related to the early repayment of the First Lien credit facility. The remainder of this favourable variance can be attributed to lower debt levels and lower interest rates compared to the prior year period.

Stock-based compensation for the three months ended June 30, 2008 was $6.5 million, up $0.7 million from $5.8 million for same period in 2007 due to a greater number of options with a higher value granted in the second quarter of 2008 compared to the same period in 2007.

Interest income for the three months ended June 30, 2008 was $0.8 million, down $1.5 million from $2.3 million for the same period in 2007. This decrease is due to lower cash and cash equivalent balances and lower interest rates during the second quarter of 2008.

Income and mining taxes for the three months ended June 30, 2008 totalled $27.3 million or 31% of income before income and mining taxes, comparable to $26.2 million or 32% of income before income and mining taxes for the same period in 2007.

Net income for the three months ended June 30, 2008 was $60.4 million or $0.52 per basic and $0.45 per diluted share. This compares to $56.8 million or $0.51 per basic and $0.45 per diluted share for the second quarter of 2007.

Cash Flows

Cash generated by operating activities for the three months ended June 30, 2008 was $62.9 million compared to $0.4 million for the same period in 2007. This increase in cash flow from operations is mainly due to the current quarter requiring $49.3 million less for working capital than in the prior year period.

Cash used in investing activities for the three months ended June 30, 2008 was $32.4 million compared to $13.0 million for the same period in 2007. In the second quarter of 2008, property, plant and equipment acquisitions increased by $17.5 million to $20.5 million due largely to haul truck purchases at both mines and to Endako mill expansion costs. Deferred stripping costs at the Thompson Creek Mine increased by $1.3 million to $10.1 million in the second quarter of 2008 compared to the second quarter of 2007. Stripping activity focused on Phase 6 in 2007 while the 2008 stripping relates to Phase 7.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Cash provided by financing activities for the three months ended June 30, 2008 was $3.4 million compared to cash used of $11.8 million for the same period in 2007. In the second quarter of 2008, the Corporation completed an equity financing for net proceeds of $218.1 million on the issuance of 10,914,700 shares. In addition, 627,000 stock options were exercised in the second quarter of 2008 generating cash proceeds of $5.3 million. During this same period, the Corporation made $220.0 million in principal payments on its long-term debt obligations, including $219.4 million to fully retire borrowings on the First Lien facility and $0.6 million on equipment loans. In the second quarter of 2007, the Corporation made debt repayments of $50.3 million, including $49.7 million in principal payments on the First Lien facility and $0.6 million in principal payments on equipment loans. In addition, $38.5 million was raised through the issuance of common shares during the first six months of 2007 including $31.9 million on the private placement of 3,000,000 shares, $6.3 million on the exercise of 1,072,000 stock options and $0.3 million on the exercise of 69,000 warrants.

Six Months Ended June 30, 2008

Income Statement

Revenues for the six months ended June 30, 2008 were $498.7 million, down $17.0 million or 3% from $515.7 million for the same period in 2007. This decrease reflects lower molybdenum sales volumes and lower tolling volumes in the current year period. Molybdenum sold in the first six months of 2008 was 15.0 million pounds, down 20% from 18.6 million pounds sold in the same period in 2007. This volume variance can be attributed to a number of factors including lower production at the Corporation’s mines in the fourth quarter of 2007, resulting in less product available for sale during the first quarter of 2008. At the beginning of 2007, a greater volume of product inventory was available which allowed for greater sales in the first quarter of that year. In addition, inventory built up in the current year period in anticipation of scheduled roaster maintenance shutdowns at the Langeloth facility from mid-April 2008 to mid-May 2008 and at Endako in July 2008. It is expected that inventory will be reduced through additional sales in the third quarter of 2008. Stronger pricing in the current year partially offset the lower volumes sold, with average molybdenum sales realizations in the first six months of 2008 of $32.69 per pound, $5.76 per pound or 21% higher than prices realized in the first six months of 2007. The number of pounds of material toll roasted and processed for third parties was down 29% in the first six months of 2008 relative to the same period in 2007, primarily due to lower demand for these services in the current year period.

Operating expenses for the six months ended June 30, 2008 were $292.3 million, up $2.8 million or 1% from $289.5 million for the same period in 2007. Higher-cost opening inventory, increased cash operating expenses per pound and higher market prices for molybdenum concentrate purchased for processing and resale in the first six months of 2008 compared to the same period in 2007 all contributed to this increase. These effects were offset in part by the lower volume of molybdenum sold in the period. The comparative operating expense amount for 2007 includes $29.6 million in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Company USA, with no comparable item in the current period.

Depreciation, depletion and amortization expense for the six months ended June 30, 2008 was $17.6 million or 37% less than $28.1 million for the first six months of 2007. This decrease is primarily due to the effects of increased mineral reserve bases established at both of the Corporation’s mines in late 2007.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

General and administrative expense for the six months ended June 30, 2008 was $9.1 million, compared to $6.8 million for the same period in 2007. This increase primarily relates to amounts accrued under a staff incentive program and relocation accruals. In 2007, incentive amounts were recorded in the fourth quarter of that year.

Exploration and development expense for the six months ended June 30, 2008 was $1.3 million, down $2.9 million from $4.2 million for the first six months of 2007. These expenses relate primarily to Davidson Project costs which vary from period to period according to the type of activity being undertaken. Expenditures incurred in the first six months of 2008 relate to the feasibility study released earlier in the year and to work relating to permitting this project.

Interest and finance fees for the six months ended June 30, 2008 were $14.8 million, down $12.8 million from $27.6 million for the same period in 2007. The current year amount includes a $4.4 million expense for finance fees related to the early repayment of the First Lien credit facility and the 2007 amount includes both a one-time prepayment premium of $2.5 million and a $3.5 million expense for finance fees related to the early repayment of the Second Lien credit facility. The remainder of this favourable variance can be attributed to lower debt levels and lower interest rates compared to the prior year period.

Stock-based compensation for the six months ended June 30, 2008 was $8.2 million, down $0.2 million from $8.4 million for first six months of 2007, reflecting fewer options granted in the current year period but at a higher value than those granted in the prior year.

Interest income for the six months ended June 30, 2008 was $1.6 million, down $2.6 million from $4.2 million for the same period in 2007. This decrease is due to lower cash and cash equivalent balances and lower interest rates during the first six months of 2008.

Income and mining taxes for the six months ended June 30, 2008 totalled $46.5 million or 30% of income before income and mining taxes, compared to $43.5 million or 29% of income before income and mining taxes for the same period in 2007. The year to date effective tax rate is marginally higher for 2008 due to higher non-deductible stock-based compensation expense offset by a lower statutory tax rate for the Corporation’s Canadian operations.

Net income for the six months ended June 30, 2008 was $107.2 million or $0.93 per basic and $0.82 per diluted share. This compares to $104.5 million or $0.97 per basic and $0.88 per diluted share for the first six months of 2007.

Cash Flows

Cash generated by operating activities for the six months ended June 30, 2008 was $126.3 million compared to $105.4 million for the same period in 2007. This increase in cash flow from operations is due to higher net income in the current year period and to the current period having a $7.3 million increase in non-cash working capital, $5.8 million less than the $13.1 million increase in the prior year period.

Cash used in investing activities for the six months ended June 30, 2008 was $145.9 million compared to $23.4 million for the same period in 2007. In January 2008, a $100.0 million payment was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. Also in 2008, property, plant and equipment acquisitions increased by $23.0 million to $28.6 million largely due to

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

purchases of haul trucks and Endako mill expansion costs. Deferred stripping costs at the Thompson Creek Mine were down by $2.7 million to $12.9 million for the 2008 period. In 2007 stripping opened up Phase 6 while in 2008 stripping activity is focused on Phase 7.

Cash used in financing activities for the six months ended June 30, 2008 was $13.6 million compared to $89.8 million for the same period in 2007. In 2008, the Corporation completed an equity financing for net proceeds of $218.1 million on the issuance of 10,914,700 shares. In addition, 766,000 stock options were exercised in 2008 generating cash proceeds of $5.7 million. During this same period, the Corporation made $237.4 million in principal payments on its long-term debt obligations, including $236.1 million to fully retire borrowings on the First Lien facility and $1.3 million on equipment loans. In the first six months of 2007, the Corporation made debt repayments of $133.5 million, including $61.9 million to prepay the Second Lien credit facility, $70.4 million in principal payments on the First Lien facility and $1.2 million in principal payments on equipment loans. In addition, $43.7 million was raised through the issuance of common shares during the first six months of 2007 including $31.9 million on the private placement of 3,000,000 shares, $8.4 million on the exercise of 3,763,000 stock options and $3.4 million on the exercise of 5,015,000 warrants.

Liquidity and Capital Resources

At June 30, 2008, the Corporation had cash and cash equivalents of $79.3 million, down from cash and cash equivalents of $113.7 million at December 31, 2007. Operating activities provided $123.9 million during the six month period ended June 30, 2008. Investing activities required $145.9 million including $100 million paid to the former owners of the Thompson Creek Metals Company USA in settlement of a contingent liability based on molybdenum prices in 2007. Financing activities required $13.6 million including the share issue proceeds of $223.8 million. Financing activities also included repayment of the outstanding long-term loan incurred for acquisition of Thompson Creek Metals Company USA. This loan repayment was the most significant factor contributing to improved liquidity, eliminating future principal and interest payments.

The Corporation has committed to construct the Endako mill expansion estimated to cost Cdn$280.0 million for its 75% share with funds to be spent from 2008 to 2010. At June 30, 2008, the Corporation’s share of commitments to purchase major mill equipment for the Endako mill expansion was approximately $49.6 million. These purchases are anticipated to be made over the next two year period. The Corporation has also received a feasibility study on the Davidson Project that estimates a cost of Cdn$109.0 million which, if approved, is expected to be spent between 2008 and 2010. In addition, sustaining capital expenditures are expected to be significant in 2008 and 2009. Cash flows generated from the sale of planned production at anticipated strong market prices for molybdenum are expected to meet the Corporation’s cash requirements for operations and these capital expenditures.

Outlook

Sales prices have remained in excess of $30 per pound during 2008 and are expected to remain at approximately these levels for the remainder of the year.

Overall, operating expenses per pound have decreased over each of the past three quarters and are expected to decrease further in the last half of 2008 as sales volumes of the Corporation’s mined material increase. The Thompson Creek Mine is well into Phase 6 and grades continue to increase as mining advances toward the core. Both the Thompson Creek Mine and the Endako Mine have acquired new haul trucks in the current year to better ensure that planned production and stripping are realized. The move of the Endako crusher from the Endako Pit to the Denak Pit is on schedule and

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

will be operational in the fourth quarter of 2008.

The Corporation remains on target for its previously announced planned molybdenum production volumes (Thompson Creek Mine – 16.5 to 17.0 million pounds; Endako Mine (75% share) - 6.5 to 7.5 million pounds) for 2008. The Corporation experiences a delay of up to two and a half months between the time a pound of molybdenum is recorded as produced at the Corporation’s mines and when the same pound is recorded in the income statement as being sold. As a result of this delay, the molybdenum sales that the Corporation will record in 2008 will reflect production achieved over a one year period starting early in the fourth quarter of 2007 and ending early in the fourth quarter of 2008. The Corporation sold 8.9 million pounds of molybdenum from its own mines in the first half of 2008 and currently expects to sell approximately 22 million pounds from its own mines in all of 2008.

In addition, oxide production costs are better than or on track with previous annual guidance on anticipated oxide production costs for the year (Thompson Creek Mine - $6.00 to $6.50 per pound; Endako $9.50 to $10.25 per pound). To June 30, 2008, the oxide production costs at Thompson Creek Mine were $7.53 per pound and at the Endako Mine were $8.00 per pound. Oxide production costs are the cost to produce molybdenum oxide at each mine. For Thompson Creek Mine, which only produces sulphide on site, oxide production costs include an allocation of roasting costs incurred at the Langeloth facility to roast Thompson Creek Mine material from sulphide to oxide. Oxide production costs differ from cash operating expenses reported in the preceding sections of this management’s discussion and analysis as they do not include adjustments for opening and closing inventory amounts nor do they include additional costs related to the production of downstream products produced by the Corporation such as ferromolybdenum.

The Corporation and the other joint venture participant in the Endako Mine approved the expansion project during the first quarter of 2008 and the project has commenced with detailed engineering and the ordering of major mill equipment. The Corporation’s share of expansion capital expenditures is expected to be Cdn$280.0 million over the period 2008 to 2010.

Mineral ore reserves were recalculated and increased at both operating mines during 2007 using a long-term price of $10.00 per pound for molybdenum sales. Development drilling and reserve analysis is continuing at the Thompson Creek Mine to complete the second stage of its mineral reserve study which is expected to further increase reserves. The Corporation also plans to conduct exploration drilling on the Endako Mine property outside of the existing pits.

The environmental application for the Davidson Project has been submitted to the regulatory authorities. A decision on the application is expected in the first quarter of 2009.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Summary of Quarterly Results

(Unaudited)

(US$ in millions except per pound and per share amounts)

	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
	2006	2006	2007	2007	2007	2007	2008	2008
Operations
Molybdenum production (000’s lb)	–	3,846	5,433	4,466	3,024	3,443	5,589	6,184
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production	–	4,274	7,857	5,079	3,391	3,151	4,082	4,830
Concentrate purchased, processed and resold	–	1,463	2,629	3,075	2,722	3,066	3,572	2,500
	–	5,737	10,486	8,154	6,113	6,217	7,654	7,330
Realized price ($/lb)	$ –	$ 25.74	$ 24.87	$ 29.59	$ 32.05	$ 31.08	$ 32.69	$ 32.68
Cash operating expenses ($/lb) [1]	$ –	$ 6.30	$ 8.59	$ 5.66	$ 9.09	$ 11.51	$ 10.54	$ 7.49
Financial
Revenue	$ –	$ 150.8	$ 267.9	$ 247.8	$ 200.9	$ 197.8	$ 254.8	$ 243.9
Income from mining and processing	$ –	$ 5.7	$ 88.1	$ 104.1	$ 60.9	$ 47.9	$ 77.3	$ 105.4
Net income (loss)	$ (2.8)	$ (12.5)	$ 47.7	$ 56.8	$ 23.9	$ 28.9	$ 46.8	$ 60.4
Income (loss) per share
- basic	$ (0.06)	$ (0.14)	$ 0.46	$ 0.51	$ 0.21	$ 0.25	$ 0.41	$ 0.52
- diluted	$ (0.06)	$ (0.14)	$ 0.43	$ 0.45	$ 0.18	$ 0.22	$ 0.37	$ 0.45
Cash flow from operating activities	$ (3.3)	$ 85.2	$ 105.0	$ 0.4	$ 31.4	$ 45.7	$ 63.4	$ 62.9

[1]	See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Non-GAAP Financial Measures – Cash Operating Expenses

Throughout this management’s discussion and analysis reference is made to cash operating expenses and cash operating expenses per pound. Cash operating expenses and cash operating expenses per pound are considered a key measure by Thompson Creek in evaluating the Corporation’s operating performance. Cash operating expenses are not a measure of financial performance, nor does it have a standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and may not be comparable to similar measures presented by other companies. The Corporation’s management believes this non-GAAP measure provides useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management, and that as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with GAAP.

The following tables provide a reconciliation of cash operating expenses and cash operating expenses per pound, by mine, and operating expenses included in the Corporation’s consolidated statements of income in the determination of net income for the three and six month periods ended June 30, 2008 and 2007.

(US$ in millions except per pound amounts)	Three months ended June 30
	2008			2007
	Operating Expenses	Pounds Sold [1] (000’s lbs)	$/lb	Operating Expenses	Pounds Sold [1] (000’s lbs)	$/lb
Thompson Creek Mine
Cash operating expenses [2]	$22.9	2,928	$7.83	$17.4	3,438	$5.05

Endako Mine
Cash operating expenses	13.3	1,902	$6.99	11.4	1,641	$6.92

Other Operations [3]	89.5	2,500		99.0	3,075

Operating expenses – consolidated	$125.7	7,330		$127.8	8,154

Weighted-average cash operating expenses [4]	$36.2	4,830	$7.49	$28.8	5,080	$5.66

[1]	Pounds of molybdenum sold.
[2]

Excludes stripping costs which have been deferred and amortized. Current period amortization of deferred stripping costs of $1.2 million has been included in the depreciation, depletion and amortization expense for the period (2007 – no amortization of deferred stripping costs).

[3]

Other Operations include activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth Metallurgical Facility and exclude the processing of Thompson Creek Mine concentrate. See Operations Review – Other Operations for additional information.

[4]	Weighted-average of Thompson Creek Mine and Endako Mine cash operating expenses for product sold in the period; excludes amortization of deferred stripping costs.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

(US$ in millions except per pound amounts)	Six months ended June 30
	2008			2007
	Operating Expenses	Pounds Sold [1] (000’s lbs)	$/lb	Operating Expenses	Pounds Sold [1] (000’s lbs)	$/lb
Thompson Creek Mine
Cash operating expenses [2]	$50.1	5,325	$9.40	$68.2	9,182	$7.43
Inventory purchase price adjustment [3]	–			29.6
	50.1			97.8
Endako Mine
Cash operating expenses	29.1	3,587	$8.11	28.0	3,754	$7.46

Other Operations [4]	213.1	6,072		163.7	5,704

Operating expenses – consolidated	$292.3	14,984		$289.5	18,640

Weighted-average cash operating expenses [5]	$79.2	8,912	$8.89	$96.2	12,936	$7.44

[1]	Pounds of molybdenum sold.
[2]

Excludes stripping costs which have been deferred and amortized. Current period amortization of deferred stripping costs of $1.7 million has been included in the depreciation, depletion and amortization expense for the period (2007 – no amortization of deferred stripping costs).

[3]

On acquisition of Thompson Creek Metals Company USA an accounting adjustment was made to increase the carrying value of the product inventory on hand at that date to its estimated fair value. A non-cash adjustment was charged to operating expenses as the inventory was sold. No adjustment was required at Endako Mine in 2007 as all product inventory acquired at this location was sold in fiscal 2006.

[4]

Other Operations include activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth Metallurgical Facility and exclude the processing of Thompson Creek Mine concentrate. See Operations Review – Other Operations for additional information.

[5]

Weighted-average of Thompson Creek Mine and Endako Mine cash operating expenses for product sold in the period; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek Metals Company USA and excludes amortization of deferred stripping costs.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

Accounting Changes

a) Financial Instruments and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”.

Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure (see Notes 20 and 21 of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2008).

b) Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, “Inventories”. This new standard replaces the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. A key requirement of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. The adoption of this standard did not have any impact on the Corporation’s financial statements.

Accounting Policy Developments

a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Corporation is currently assessing the impact that the adoption of this standard will have on its financial statements.

b) Convergence with International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2008

statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.

Outstanding Share Data

Common shares and convertible securities outstanding at August 7, 2008 were:

Security	Expiry Dates	Exercise Price (Cdn$)	Common Shares on Exercise (000’s)

Common shares			125,045
Warrants	October 23, 2011	$9.00	24,506
Share options	August 11, 2010 to May 8, 2013	$0.60 to $23.93	7,835
			157,386

Forward-Looking Information

Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business – Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2007 to be filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.

EXHIBIT 3

FORM 52-109F2
Certification of Interim Filings

I, Kevin Loughrey, Chairman and Chief Executive Officer of Thompson Creek Metals Company Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 51-109 *Certification of Disclosure in Issuer's Annual and Interim Filings)* of Thompson Creek Metals Company Inc. (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2008

Signed: "Kevin Loughrey"

____

Kevin Loughrey
Chairman and Chief Executive Officer

EXHIBIT 4

FORM 52-109F2
Certification of Interim Filings

I, Derek Price, Vice President Finance and Chief Financial Officer of Thompson Creek Metals Company Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 51-109 *Certification of Disclosure in Issuer's Annual and Interim Filings)* of Thompson Creek Metals Company Inc. (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2008

Signed: "T. Derek Price"

Derek Price
Vice President Finance and Chief Financial Officer